November 4, 2024

Gary Swidler
President and Chief Financial Officer
Match Group, Inc.
8750 North Central Expressway, Suite 1400
Dallas, Texas 75231

       Re: Match Group, Inc.
           Form 10-K for the Fiscal Period Ended December 31, 2023 File No. 001-34148
Dear Gary Swidler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology